FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Nos. 333-249132 and 333-249134-03
November 17, 2020

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the registration statement, any amendment and any applicable prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

BROOKFIELD FINANCE I (UK) PLC

US$200,000,000 4.50% Perpetual Subordinated Notes

Fully and unconditionally guaranteed, on a subordinated basis, by
Brookfield Asset Management Inc.

Issuer:	Brookfield Finance I (UK) plc (the “UK Issuer”)

Guarantor:	Brookfield Asset Management Inc. (the “Company”)

Guarantee:	The Notes will be fully and unconditionally guaranteed, on a subordinated basis, as to payment of principal, premium (if any), interest and certain other amounts by the Company (the “Guarantee”)

Security:	4.50% Perpetual Subordinated Notes (the “Notes”)

Security Ratings*:	Moody’s : Baa3 (Stable) S&P: BBB (Stable) Fitch: BBB (Stable) DBRS: BBB (Stable)

Ranking:	Subordinated unsecured

Principal Amount of Notes:	US$200,000,000 (or $230,000,000 principal amount of Notes if the Underwriters exercise the Over-Allotment Option in full)

Denomination:	US$25 and integral multiples of US$25 in excess thereof

Price to Public:	100% (US$25 per Note)

Pricing Date:	November 17, 2020

Settlement and Issue Date**:	November 24, 2020 (T+5)

Use of Proceeds:

The Company intends to allocate an amount equal to the net proceeds from this offering for the financing and/or refinancing of recently completed and future Eligible Green Projects, including the development and redevelopment of such projects.

Maturity Date:

Perpetual securities in respect of which there is no fixed maturity date or fixed Redemption Date.

“Redemption Date” means any date on which the Notes become due for redemption in accordance with their terms.

Day Count Fraction:

30/360. Where it is necessary to calculate an amount of interest in respect of any Note for a period which is less than or equal to a complete Interest Period (as defined below), such interest shall be calculated on the basis of a 360-day year consisting of 12 months of 30 days each and, in the case of an incomplete month, the number of days elapsed.

Coupon:	4.50%

Date Interest Starts Accruing:	November 24, 2020

Regular Record Dates for Interest:	The fifteenth calendar day preceding each Interest Payment Date, whether or not such day is a business day.

Interest Payment Dates:	February 24, May 24, August 24 and November 24, commencing February 24, 2021, subject to Optional Interest Deferral (in whole or in part).

First Interest Payment Date:	February 24, 2021

Interest Periods:

The period beginning on (and including) the Issue Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date.

Optional Interest Deferral:

Interest which accrues during an Interest Period will be due and payable on the relevant Interest Payment Date, unless the UK Issuer elects to defer the relevant payment of interest (in whole or in part) (a “Deferred Interest Payment”), at its discretion, which is otherwise scheduled to be paid on an Interest Payment Date. If the UK Issuer elects not to make all or part of any payment of interest on an Interest Payment Date, then it will not have any obligation to pay such interest on the relevant Interest Payment Date, subject to the Optional Interest Deferral Period Restrictions as described below.

Arrears of Interest:

Any Deferred Interest Payment shall itself bear interest, at the Interest Rate from (and including) the date on which (but for such deferral) the Deferred Interest Payment would otherwise have been due to be made to (but excluding) the date on which the Deferred Interest Payment is paid, and interest will be added to such Deferred Interest Payment (and thereafter accumulate additional interest at the Interest Rate accordingly) on each Interest Payment Date (such further interest together with the Deferred Interest Payment, being “Arrears of Interest”). Non-payment of Arrears of Interest shall not constitute a default by the UK Issuer or the Company under the Notes or the Guarantee or for any other purpose, unless such payment of Arrears of Interest becomes due and payable in accordance with “Optional Settlement of Arrears of Interest” or “Mandatory Payment of Arrears of Interest” as described below or otherwise in accordance with the terms of the Notes.

Notice of Interest Deferral:

The UK Issuer will notify the holders of the Notes, the trustees and, if required by the rules of any stock exchange on which the Notes are listed from time to time, such stock exchange, of any determination by it not to pay all or part of the interest amount which would otherwise fall due on an Interest Payment Date with respect to the Notes not more than 30 business days and not less than five business days prior to the relevant Interest Payment Date. Deferral of interest amounts will not constitute a default of the UK Issuer or the Company or any breach of their respective obligations under the Notes, the Guarantee or the Indenture or for any other purpose.

Optional Settlement of Arrears of Interest:

The UK Issuer will be entitled to pay outstanding Arrears of Interest (in whole or in part) at any time on giving notice to the holders of the Notes not less than three business days before such voluntary payment and specifying (i) the amount of Arrears of Interest to be paid and (ii) the date fixed for such payment.

Optional Interest Deferral Period Restrictions:

Unless the UK Issuer has paid all accrued and payable Arrears of Interest, neither the Company nor the UK Issuer will:

(a)         resolve to pay or declare a dividend or distribution or make any other payment on any Ordinary Shares of the UK Issuer or Company Shares, other than (i) in the form of the issuance of any Ordinary Shares of the UK Issuer or Company Shares, as applicable or (ii) a dividend, distribution or payment declared by the UK Issuer or the Company before the notice that was given by the UK Issuer in accordance with “Notice of Interest Deferral” above in respect of the then outstanding Arrears of Interest under the Notes;

(b)         pay or declare a dividend or distribution, or make any other payment, to any holders of UK Issuer Parity Obligations and/or Company Parity Obligations, as applicable, other than a dividend, distribution or payment declared by the UK Issuer or the Company, as applicable, before the notice that was given by the UK Issuer in accordance with “Notice of Interest Deferral” above in respect of the then outstanding Arrears of Interest under the Notes;

(c)          redeem or repurchase any UK Issuer Parity Obligations and/or Company Parity Obligations, as applicable (in each case, other than on a pro rata basis with redemption of the Notes), except where such redemption or repurchase is effected as a public cash tender offer or public exchange offer at a redemption or purchase price per security which is below its par value;

(d)         repurchase any Notes; or

(e)          repurchase any Ordinary Shares of the UK Issuer or Company Shares, except where such repurchase results from the hedging of convertible securities issued by or guaranteed by the UK Issuer or the Company (whether physically or cash settled), except, in each case, (I) if the UK Issuer or the Company (as the case may be) is obliged under the terms and conditions of such securities or obligations to make such dividend, distribution or payment, such redemption or such repurchase, (II) such dividend, distribution, payment, redemption or repurchase is made or effected by the UK Issuer or the Company to, or for the benefit of, employees or former employees (including directors holding or formerly holding executive office or the personal service company of any such person) or their spouses or relatives of the UK Issuer or the Company or any associated company or to a trustee or trustees to be held for the benefit of any such person or to the administrator or estate of any such person, in any such case pursuant to any share, share-based or option plan or scheme or pursuant to any dividend reinvestment plan or similar plan or scheme, or (III) such dividend, distribution or payment is made between the UK Issuer and the Company or its subsidiaries.

Paragraph (b) above shall not apply in respect of any pro rata dividend or distribution or any other payment on any UK Issuer Parity Obligation and/or Company Parity Obligation which is made with a pro rata payment of any Arrears of Interest with respect to the Notes.

Mandatory Payment of Arrears of Interest:

The UK Issuer must pay all outstanding Arrears of Interest (in whole but not in part) on the earliest of the following:

(i) the next scheduled Interest Payment Date in respect of which the UK Issuer does not elect to defer the interest accrued in respect of the relevant Interest Period with respect to the Notes; (ii) the date on which any or all of the Notes are redeemed; or (iii) the date on which an order is made or a resolution is passed for a Liquidation Proceeding of the UK Issuer or the Company (other than a Solvent Reorganization of the UK Issuer or the Company), as the case may be.

Ranking of the Notes:

The Notes will be direct, unsecured and subordinated obligations of the UK Issuer and will rank pari passu without any preference among themselves and pari passu with any UK Issuer Parity Obligations but junior to any UK Issuer Senior Obligations and senior to the Ordinary Shares of the UK Issuer.

Ranking of the Guarantee:

The Notes will be fully and unconditionally guaranteed, on a subordinated basis, as to payment of principal, premium (if any), interest and certain other amounts payable by the Company. The obligations of the Company under the Guarantee are unconditional, unsecured and subordinated and the rights and claims of holders will rank pari passu without any preference among themselves and pari passu with all Company Parity Obligations but junior to all Company Senior Obligations and senior to the Company Shares.

Payment of Additional Amounts:

If the UK Issuer or the Company is required to withhold or deduct any amount for or on account of Taxes imposed or levied by or on behalf of the United Kingdom or Canada from any payment made by it under or with respect to the Notes and the Notes are not redeemed in accordance with the provisions described in the prospectus supplement, the UK Issuer or the Company (as applicable) will, subject to certain exceptions, pay such additional amounts as may be necessary so that the net amount received by each holder (including, as applicable, the beneficial owners in respect of any such holder) after such withholding or deduction will not be less than the amount the holder (including, as applicable, the beneficial owners in respect of any such holder) would have received if such Taxes had not been withheld or deducted.

Listing:

The Notes constitute a new issue of securities with no established trading market. The UK Issuer intends to apply to list the Notes on the NYSE. If the application is approved, the UK Issuer expects trading on the NYSE to begin within 30 days of the initial issuance of the Notes.

Optional Redemption:

Subject to applicable laws, the UK Issuer may, by giving not less than 10 days’ nor more than 60 days’ notice to the holders of the Notes in accordance with the notice provisions set forth in the Indenture (which notice shall be irrevocable), redeem the Notes (in whole or in part), on November 24, 2025 (the “First Call Date”) and at any time and from time to time thereafter at a redemption price per $25 principal amount of the Notes equal to 100% of the principal amount thereof, together with accrued but unpaid interest up to (but excluding) the relevant Redemption Date and any outstanding Arrears of Interest (without double counting). The UK Issuer will give notice to the trustees of any redemption at least five (5) business days prior to when notice is due to holders.

First Call Date:	November 24, 2025

Redemption on Accounting Event, Rating Agency Event or Tax Deduction Event:

If an Accounting Event, Rating Agency Event or a Tax Deduction Event occurs, the UK Issuer may, subject to applicable laws, redeem the Notes (in whole but not in part) at their applicable Early Redemption Amount (as defined below), on the giving of not less than 10 days’ nor more than 60 days’ notice to the holders of the Notes in accordance with the notice provisions set forth in the Indenture (which notice shall be irrevocable).

“Early Redemption Amount” means (i) in the case of a Rating Agency Event, an Accounting Event or a Tax Deduction Event where the relevant date fixed for redemption falls prior to the First Call Date, an amount equal to the sum of (x) 100% of the principal amount of the Notes, and (y) 1% of the principal amount of the Notes (which amount shall represent a fixed interest amount for the period from (and including) the Issue Date up to (but excluding) the relevant Redemption Date payable in addition to any accrued and unpaid interest up to (but excluding) the relevant Redemption Date and any outstanding Arrears of Interest); and (ii) in the case of (x) a Rating Agency Event, an Accounting Event or a Tax Deduction Event where the relevant date fixed for redemption falls on or after the First Call Date or (y) pursuant to an Optional Tax Redemption at any time, an amount equal to 100% of the outstanding principal amount of the Notes, plus, in each case, any accrued and unpaid interest up to (but excluding) the relevant Redemption Date and any outstanding Arrears of Interest (without double counting).

Optional Tax Redemption:

On the giving of not less than 10 days’ nor more than 60 days’ notice to the holders of the Notes in accordance with the notice provisions set forth in the Indenture (which notice shall be irrevocable), the Notes may be redeemed or purchased and cancelled (in whole but not in part) in the circumstances that would permit an Optional Tax Redemption at their applicable Early Redemption Amount. The provisions for an Optional Tax Redemption described in the prospectus supplement will apply to changes in tax treatments occurring after the date of the related prospectus supplement, dated November 17, 2020. The Notes may be redeemed, purchased or cancelled at their Early Redemption Amount.

Substitution or Variation:

If a Rating Agency Event, an Accounting Event, a Tax Deduction Event or an event that permits an Optional Tax Redemption to occur has occurred and is continuing, then the UK Issuer or the Company may, as an alternative to redemption, subject to certain conditions (without any requirement for the consent or approval of the holders of the Notes) and subject to the trustees, immediately prior to the giving of any notice referred to herein, having received an Officer’s Certificate and an Opinion of Counsel (each as defined in the Indenture), each stating to the effect that the provisions for the substitution or variation described in the prospectus supplement have been complied with, and having given not less than 10 days’ nor more than 60 days’ notice to the holders of the Notes (which notice shall be irrevocable), at any time either (i) substitute all, but not less than all, of the Notes for, or (ii) vary certain terms of the Notes with the effect that they remain or become (as the case may be), Qualifying Securities, and the holders of the Notes shall be bound by such substitution or variation.

Sinking Fund:	There is no sinking fund.

Further Issuances:

The UK Issuer may from time to time, without the consent of the holders of the Notes but with the consent of the Company, create and issue further notes with terms (other than the Issue Date, issue price and, possibly, the First Call Date and the date interest starts accruing) identical to the Notes issued hereby. Additional notes issued in this manner will be consolidated with and will form a single series with the Notes being offered hereby; provided that such additional notes will be only issued if they are fungible with the original Notes for U.S. federal income tax purposes.

Governing Law:

The Notes, the Guarantee and the Indenture will be governed by the laws of the state of New York, except for the subordination provisions and waiver of set-off provisions with respect to the Notes, which will be governed under English law, and the subordination provisions and waiver of set-off provisions with respect to the Guarantee, which will be governed under the laws of Ontario, Canada.

CUSIP:	11272B 103

ISIN:	US11272B1035

Joint Book-Running Managers:	Wells Fargo Securities, LLC BofA Securities, Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC

Co-Managers:	SMBC Nikko Securities America, Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Mizuho Securities USA LLC MUFG Securities Americas Inc.

Capitalized terms used and not defined herein have the meanings assigned in the UK Issuer’s and the Company’s Preliminary Prospectus Supplement, dated November 17, 2020.

*  Note: A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**  We expect that delivery of the Notes will be made against payment therefor on or about the settlement date specified in this communication, which will be the fifth business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes prior to their date of delivery hereunder should consult their own advisor.

The Notes will not be offered or sold, directly or indirectly, in Canada or to any residents of Canada.

The Issuer and the Guarantor have filed a joint registration statement (including a short form base shelf prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the short form base shelf prospectus in that registration statement, the preliminary prospectus supplement and other documents the Guarantor has filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC at 1-800-645-3751; BofA Securities, Inc. toll-free at 1-800-294-1322; J.P. Morgan Securities LLC at 1-212-834-4533; Morgan Stanley & Co. LLC toll-free at 1-866-718-1649; or RBC Capital Markets, LLC toll-free at 1-866-375-6829.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or in the United Kingdom (the “UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU)2016/97 (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2017/1129 (as amended, the “Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended or superseded, the “PRIIPs Regulation”) for offering or selling the securities or otherwise making them available to retail investors in the EEA or in the UK has been prepared and therefore offering or selling the securities or otherwise making them available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPs Regulation. This term sheet has been prepared on the basis that any offer of the securities in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of securities.

In the UK, the short form base shelf prospectus, the preliminary prospectus supplement and this document are being distributed only to, and are directed only at, and any offer subsequently made may only be directed at persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the ‘‘Financial Promotion Order’’), (ii) are persons falling within Article 49(2)(a) to (d) (‘‘high net worth companies, unincorporated associations, etc.’’) of the Financial Promotion Order, (iii) are outside the UK, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as ‘‘relevant persons’’). The short form base shelf prospectus, the preliminary prospectus supplement and this document are directed only at relevant persons and must not be acted on or relied on in the UK by persons who are not relevant persons. In the UK, any investment or investment activity to which the short form base shelf prospectus, preliminary prospectus supplement and this document relates is available only to relevant persons and will be engaged in only with relevant persons.